Exhibit 99.1

Ellomay Capital Reports Results for the Fourth Quarter and Full Year of 2020

Tel-Aviv, Israel, March 31, 2021 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported its unaudited financial results for the fourth quarter and year ended December 31, 2020.

Financial Highlights

•
Revenues were approximately €9.6 million for the year ended December 31, 2020, compared to approximately €19 million for the year ended December 31, 2019. The decrease is mainly due to the sale of the Company’s Italian PV portfolio (the “Italian PV Portfolio”) in December 2019. 2020 revenues were also impacted by the decrease in demand and prices of the European electricity markets due to the Covid-19 pandemic, partially offset by an increase in revenues in one of the Company’s biogas plants in the Netherlands resulting from increased operational efficiency.

•
Operating expenses were approximately €5 million for the year ended December 31, 2020, compared to approximately €6.6 million for the year ended December 31, 2019. The decrease in operating expenses is mainly attributable to the sale of the Italian PV Portfolio, to increased operational efficiency of the Company’s biogas plants in the Netherlands and to insurance reimbursement in connection with the storm damages in one of the Company’s biogas plants in the Netherlands that reduced operating expenses. Depreciation expenses were approximately €3 million for the year ended December 31, 2020, compared to approximately €6.4 million for the year ended December 31, 2019.

•
Project development costs were approximately €3.5 million for the year ended December 31, 2020, compared to approximately €4.2 million for the year ended December 31, 2019. The decrease in project development costs is mainly due to a decrease in consultancy expenses for the Company’s development project of a 156 MW pumped storage project in the Manara Cliff in Israel (the “Manara PSP”), partially offset by consultancy expenses in connection with the development of new photovoltaic projects in Italy.

•
General and administrative expenses were approximately €4.5 million for the year ended December 31, 2020, compared to approximately €3.8 million for the year ended December 31, 2019. The increase in general and administrative expenses resulted mainly from a higher cost of the Company’s D&O liability insurance.

•
Company’s share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €1.5 million for the year ended December 31, 2020, compared to approximately €3.1 million for the year ended December 31, 2019. The decrease in the share of profit of equity accounted investee is mainly attributable to the decrease in the revenues of Dorad Energy Ltd. (“Dorad”) mainly due to a decrease in tariff and in the electricity sold to Dorad’s customers for the year ended December 31, 2020, partially offset by lower financing expenses incurred by Dorad as a result of the CPI indexation of loans from banks.

•
Other income, net, was approximately €2.1 million in the year ended December 31, 2020, compared to other expenses, net, of approximately €2.1 million in the year ended December 31, 2019. During 2019, the Company recorded expenses in the amount of approximately €2.1 million in connection with the announcement received from GSE, Italy’s energy regulation agency, by one of the Company’s Italian subsidiaries, claiming alleged non-compliance of the installed modules with the required certifications under the applicable regulation and raising the need to examine incentive eligibility implications (the “GSE Claim”). On December 20, 2019, the Company sold its holdings in this subsidiary. The Sale and Purchase Agreement governing the sale of the subsidiary provided for up to €2.1 million of indemnification in connection with the GSE Claim and the Company recorded this potential payment as other expenses. In 2020, with the cooperation of the acquirer of the Italian subsidiaries, an appeal was submitted to GSE. Following the positive outcomes of such appeal, the provision for the potential indemnification was cancelled.

•
Capital gain was 0 in the year ended December 31, 2020, compared to approximately €18.8 million in the year ended December 31, 2019. The capital gain in the year ended December 31, 2019 was recorded in connection with the sale of the Italian PV Portfolio on December 20, 2019.

•
Financing expenses, net was approximately €3.6 million for the year ended December 31, 2020, compared to approximately €8.2 million for the year ended December 31, 2019. The decrease in financing expenses, net, was mainly attributable to lower interest expenses due to the early repayment of the Company’s Series A Debentures and the sale of the Italian PV Portfolio, including all related project finance.

•	Tax benefit was approximately €0.1 million in the year ended December 31, 2020, compared to tax benefit of approximately €0.3 million in the year ended December 31, 2019.

•	Net loss was approximately €6.2 million in the year ended December 31, 2020, compared to net profit of approximately €9.8 million for the year ended December 31, 2019.

•
Total other comprehensive income was approximately €2.3 million for the year ended December 31, 2020, compared to total other comprehensive income of approximately €1.3 million in the year ended December 31, 2019. The change was mainly due to changes in fair value of cash flow hedges and from foreign currency translation differences on New Israeli Shekel denominated operations, due to fluctuations in the euro/NIS exchange rates.

•	Total comprehensive loss was approximately €3.9 million in the year ended December 31, 2020, compared to total comprehensive profit of approximately €11 million in the year ended December 31, 2019.

•
EBITDA was approximately €0.3 million for the year ended December 31, 2020, compared to approximately €24.1 million (including €18.8 million capital gain recorded in connection of the sale of the Italian PV Portfolio) for the year ended December 31, 2019.

•
Net cash used in operating activities was approximately €5.8 million for the year ended December 31, 2020, compared to approximately €3.7 million provided from operating activities for the year ended December 31, 2019.

•
The Talasol PV Plant reached mechanical completion in September 2020 and was connected to the electricity grid and electricity production commenced at the end of December 2020. PAC was achieved on January 27, 2021.

•
On February 23, 2021, the Company issued additional Series C Debentures in a public offering in Israel in an aggregate principal amount of NIS 100.939 million (approximately €25.6 million based on the euro/NIS exchange rate as of December 31, 2020). The gross proceeds from the offering were NIS 102.4 million and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 101.5 million (approximately €25.7 million based on the euro/NIS exchange rate as of December 31, 2020).

•
On February 23, 2021, the Company issued a new Series D Convertible Debentures in a public offering in Israel in the aggregate principal amount of NIS 62 million (approximately €15.7 million based on the euro/NIS exchange rate as of December 31, 2020). The principal amount of the Series D Debentures is repayable in one installment on December 31, 2026. The Series D Debentures bear a fixed interest at the rate of 1.2% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31 commencing June 30, 2021 through December 31, 2026 (inclusive). The Series D Debentures are convertible into the Company’s ordinary shares, NIS 10.00 par value per share, at a conversion price of NIS 165 (approximately €41.8 based on the euro/NIS exchange rate as of December 31, 2020), subject to adjustments upon customary terms. The Series D Debentures are not rated. The gross proceeds from the offering were approximately NIS 62.6 million and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 61.8 million (approximately €15.7 million based on the euro/NIS exchange rate as of December 31, 2020).

•
As of March 1, 2021, the Company held approximately €125 million in cash and cash equivalents, approximately €1.76 million in marketable securities and approximately €10 million in restricted long-term cash.

•
On March 18, 2021, the Company’s Series B Debentures were repaid in full. Pursuant to the terms of the deed of trust governing the Series B Debentures, the early repayment consisted of a principal payment in the amount of approximately NIS 86.3 million (approximately €21.5 million), accrued interest in the amount of approximately NIS 0.7 million (approximately €0.16 million) and a prepayment charge of approximately NIS 3.4 million (approximately €0.86 million), amounting to an aggregate repayment amount of approximately NIS 90.4 million (approximately €22.5 million).

•
On February 11, 2021, the Manara PSP Project Finance reached financial closing. The Manara PSP Project Finance will be provided by a consortium of Israeli banks and institutional investors, arranged and led by Mizrahi-Tefahot Bank Ltd. The Manara PSP Project Finance is in the aggregate amount of NIS 1.18 billion (approximately €300 million based on the euro/NIS exchange rate as of December 31, 2020), and includes: (i) a Senior Secured Tranche at a fixed rate of interest for each drawdown, with base interest rate equal to the yield to maturity of Israeli treasury bonds with like duration of the loan drawdown, plus a spread of 3.25% per-annum during the Construction Period of the Project and a spread of 2.40% per-annum from the Actual Completion Date of the Project which proceeds the Commercial Operation Date of the Project. The Senior Secured Tranche is linked to the Israeli Consumer Price Index and is to be repaid over a period of 19.5 years from the commercial operation date; and (ii) a Subordinated Secured B Tranche at a floating rate of interest, with the base interest being the Bank of Israel rate, plus a spread of 4.35% per-annum during the Construction Period and a spread of 3.90% per-annum from the Actual Completion Date. The stated maturity of the Tranche B loan is one year less than the maturity of the Senior Secured Loan with a cash sweep mechanism that shortens its maturity to approximately 12 years from the Commercial Operation Date under the Base Case Financial Model.

•
In connection with the Manara PSP Project Finance that occurred on February 2021, and based on the A.R.Z. Settlement Agreement, A.R.Z. was required to provide its indirect share of equity investment and financing to the Manara PSP. Due to the failure to provide the required funds, Ellomay Water Plants Holdings (2014) Ltd., the Company’s wholly-owned subsidiary that holds 75% of Ellomay PS, seized E.R.Z.’s holdings in Sheva Mizrakot (33%) and, as a result, the Company’s indirect holdings in the Manara PSP increased from 75% to 83.333% in January 2021.

Shlomo Nehama, Chairmen of the Board of Ellomay, commented: “Ellomay Capital operates in one of the developing sectors around the world in the renewable energy field, a market that is expanding and growing.

Ellomay Capital raised funds during the year through issuances of equity and debt in order to expand its operations. In addition, Ellomay Capital has made tremendous advancements during this year, primarily the completion of construction and the commercial operation of the Talasol project that has an installed capacity of 300 MW and that is a large project in a European scale, positioning Ellomay as a leading developer in the renewable energy field. In addition, after a lengthy effort of several years, the Company succeeded in reaching the financial closing and receiving regulatory approval for the construction of the pumped storage project in the Manara Cliff, Israel, which is a central project in the future electricity plans of the State of Israel. In addition to these projects the Company succeeded in advancing and materially improving the operational efficiency of its Biogas projects in the Netherlands. The results of such achievements will be evident in the next year and over the coming years.

I would like to thank Ellomay’s professional team, led by Ran Fridrich, for all their hard work and efforts and for, in spite of the objective difficulties of the Covid-19 pandemic, succeeded in advancing these two significant projects.”

Ran Fridrich, CEO and a board member of Ellomay, further commented: “2020 was a challenging transition year for Ellomay Capital. The portfolio of photovoltaic projects in Italy, which was based on governmental subsidies, was sold at the end of 2019 for a substantial capital gain. This portfolio provided annual revenues of approximately €9 million, which were not part of the Company’s revenues for 2020.

2020 was a year in which new significant projects were built or purchased (the Talasol project in Spain and a biogas project in the Netherlands) and their contribution to the Company’s revenues and income will only become part of the Company’s results during 2021.

In parallel to the construction of the Talasol project, the Company concluded the financial closing of the pumped storage project “Manara Cliff” and the development of the smaller photovoltaic project in Talasol (28 MW), which has already commenced the construction phase, and reached substantial advancements in the development of the pipeline of new Italian photovoltaic projects, with 90 MW expected to receive a construction permit during 2021. The operational improvements of the Netherlands’ biogas plants continued and a new biogas plant that was acquired in December 2020 was successfully added to the operations.

A delay of approximately a quarter in the connection with the Talasol plant to the electricity grid that according to the Spanish grid company was due to Covid-19 implications caused a deviation of approximately €5 million from the projected revenues for 2020. The Company’s projections for 2021 are based mainly on the operating assets (approximately 85% of the projections) and only a small portion is based on assets that are expected to be built during 2021.

The Company is developing a large pipeline of photovoltaic projects in Spain and Italy, all self-developed from the initial stages, and a large portion of them (over 400 MW) are in advanced development stages and are expected to be built during the next two and a half years. In addition, the Company is advancing the process of obtaining building permits for the PV plus storage projects in Israel that the Company won in the first storage tender in Israel.

As noted, 2020 was a challenging year but the Company met all of its goals mainly due to the dedication and high abilities of each one of its employees.”

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. A reconciliation between results on an IFRS and non-IFRS basis is provided in the last table of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively;

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the impact of the Covid-19 pandemic on the Company’s operations and projects, including in connection with steps taken by authorities in countries in which the Company operates, changes in the market price of electricity and in demand, regulatory changes, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, and technical and other disruptions in the operations or construction of the power plants owned by the Company. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Statements of Financial Position

	December 31,
	2020	2019	2020
	Audited	Audited	Audited
	€ in thousands		Convenience Translation into US$ in thousands*
Assets
Current assets:
Cash and cash equivalents	66,845	44,509	82,004
Marketable securities	1,761	2,242	2,160
Short term deposits	8,113	6,446	9,953
Restricted cash	-	22,162	-
Receivable from concession project	1,491	1,463	1,829
Financial assets	-	1,418	-
Trade and other receivables	9,825	4,882	12,053
	88,035	83,122	107,999
Non-current assets
Investment in equity accounted investee	32,234	33,561	39,544
Advances on account of investments	2,423	883	2,972
Receivable from concession project	25,036	27,122	30,714
Fixed assets	264,095	114,389	323,987
Right-of-use asset	17,209	15,401	21,112
Intangible asset	4,604	5,042	5,648
Restricted cash and deposits	9,931	10,956	12,183
Deferred tax	3,605	2,285	4,423
Long term receivables	2,762	12,249	3,388
Derivatives	10,238	5,162	12,560
	374,761	227,050	459,749

Total assets	462,796	310,172	567,748

Liabilities and Equity
Current liabilities
Current maturities of long term bank loans	10,232	4,138	12,552
Current maturities of long term loans	4,021	-	4,933
Debentures	10,600	26,773	13,004
Trade payables	12,387	1,765	15,197
Other payables	7,912	5,010	9,706
	45,152	37,686	55,392
Non-current liabilities
Lease liability	17,299	15,402	21,222
Long-term loans	134,520	40,805	165,027
Other long-term loans	49,396	48,377	60,598
Debentures	72,124	44,811	88,480
Deferred tax	7,806	6,467	9,576
Other long-term liabilities	513	1,795	629
Derivatives	8,336	7,263	10,226
	289,994	164,920	355,758
Total liabilities	335,146	202,606	411,150
Equity
Share capital	25,102	21,998	30,795
Share premium	82,401	64,160	101,088
Treasury shares	(1,736)	(1,736)	(2,130)
Transaction reserve with non-controlling Interests	6,106	6,106	7,491
Reserves	4,164	3,283	5,108
Retained earnings	8,191	12,818	10,049
Total equity attributed to shareholders of the Company	124,228	106,629	152,401
Non-Controlling Interest	798	937	979
Total equity	125,026	107,566	153,380
Total liabilities and equity	460,172	310,172	564,530

* Convenience translation into US$ (exchange rate as at December 31, 2020: euro 1 = US$ 1.227)
** Reclassified

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Statements of Financial Position

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2020	2019	2020	2019	2020	2020
	Unaudited		Audited		Unaudited	Audited
	€ in thousands				Convenience Translation into US$*
Revenues	2,801	3,553	9,645	18,988	3,436	11,832
Operating expenses	(1,541)	(1,589)	(4,951)	(6,638)	(1,890)	(6,074)
Depreciation and amortization	(731)	(1,702)	(2,975)	(6,416)	(897)	(3,650)
Gross profit	529	262	1,719	5,934	649	2,108

Project development costs	(479)	(742)	(3,491)	(4,213)	(588)	(4,283)
General and administrative expenses	(1,186)	(969)	(4,512)	(3,827)	(1,455)	(5,535)
Share of profits of equity accounted investee	(380)	704	1,525	3,086	(466)	1,871
Other income (expenses), net	2,100	(2,100)	2,100	(2,100)	2,576	2,576
Capital gain	-	18,770	-	18,770	-	-
Operating profit	584	15,925	(2,659)	17,650	716	(3,263)

Financing income	802	385	2,134	1,827	984	2,618
Financing income (expenses) in connection with derivatives, net	(438)	(98)	1,094	897	(537)	1,342
Financing expenses	(1,708)	(3,828)	(6,862)	(10,877)	(2,095)	(8,418)
Financing expenses, net	(1,344)	(3,541)	(3,634)	(8,153)	(1,648)	(4,458)
Profit before taxes on income	(760)	12,384	(6,293)	9,497	(932)	(7,721)
Tax benefit (Taxes on income)	285	1,200	125	287	350	153
Profit for the period	(475)	13,584	(6,168)	9,784	(582)	(7,568)
Profit (loss) attributable to:		-
Owners of the Company	(216)	13,683	(4,627)	12,060	(265)	(5,676)
Non-controlling interests	(259)	(99)	(1,541)	(2,276)	(318)	(1,892)
Profit (loss) for the period	(475)	13,584	(6,168)	9,784	(583)	(7,568)
Other comprehensive income (loss) items
That after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	801	(696)	(482)	2,103	983	(591)
Effective portion of change in fair value of cash flow hedges	(1,443)	(12,213)	2,210	1,076	(1,770)	2,711
Net change in fair value of cash flow hedges transferred to profit or loss	(163)	356	555	(1,922)	(200)	681
Total other comprehensive profit (loss)	(805)	(12,553)	2,283	1,257	(987)	2,801

Total other comprehensive income (loss) attributable to:
Owners of the Company	87	(6,286)	881	2,114	107	1,081
Non-controlling interests	(892)	(6,267)	1,402	(857)	(1,094)	1,720
Total other comprehensive income (loss)	(805)	(12,553)	2,283	1,257	(987)	2,801

Total comprehensive income (loss) for the year	(1,280)	1,031	(3,885)	11,041	(1,570)	(4,767)

Total comprehensive income (loss) for the year attributable to:
Owners of the Company	(129)	7,397	(3,746)	14,174	(158)	(4,595)
Non-controlling interests	(1,151)	(6,366)	(139)	(3,133)	(1,412)	(172)
Total comprehensive income (loss) for the year	(1,280)	1,031	(3,885)	11,041	(1,570)	(4,767)

Basic net profit per share	(0.01)	1.19	(0.38)	1.09	(0.01)	(0.47)
Diluted net profit per share	(0.01)	1.19	(0.38)	1.09	(0.01)	(0.47)

* Convenience translation into US$ (exchange rate as at December 31, 2020: euro 1 = US$ 1.227)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Changes in Equity (in thousands)

									Non- controlling Interests	Total Equity
			Attributable to shareholders of the Company
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the year ended
December 31, 2020 (Audited):
Balance as at January 1, 2020	21,998	64,160	12,818	(1,736)	4,356	(1,073)	6,106	106,629	937	107,566
Profit (loss) for the year	-	-	(4,627)	-	-	-	-	(4,627)	(1,541)	(6,168)
Other comprehensive loss for the year	-	-	-	-	(533)	1,414	-	881	1,402	2,283
Total comprehensive loss for the year	-	-	(4,627)	-	(533)	1,414	-	(3,746)	(139)	(3,885)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	3,084	18,191	-	-	-	-	-	21,275	-	21,275
Options exercise	20	-	-	-	-	-	-	20	-	20
Share-based payments	-	50	-	-	-	-	-	50	-	50
Balance as at
December 31, 2020	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026

For the three months
ended December 31, 2020 (Unaudited):
Balance as at September 30, 2020	25,102	82,379	8,407	(1,736)	2,963	1,114	6,106	124,335	1,949	126,284
Profit (loss) for the year	-	-	(216)	-	-	-	-	(216)	(259)	(475)
Other comprehensive loss for the year	-	-	-	-	860	(773)	-	87	(892)	(805)
Total comprehensive loss for the year	-	-	(216)	-	860	(773)	-	(129)	(1,151)	(1,280)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	-	-	-	-	-	-	-	-	-	-
Options exercise	-	-	-	-	-	-	-	-	-	-
Share-based payments	-	22	-	-	-	-	-	22	-	22
Balance as at
December 31, 2020	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

									Non- controlling Interests	Total Equity
			Attributable to shareholders of the Company
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	€ in thousands
For the year ended
December 31, 2019 (Audited):
Balance as at
January 1, 2019	19,980	58,344	758	(1,736)	1,396	(227)	-	78,515	(1,558)	76,957
Profit (loss) for the year	-	-	12,060	-	-	-	-	12,060	(2,276)	9,784
Other comprehensive income for the year	-	-	-	-	2,960	(846)	-	2,114	(857)	1,257
Total comprehensive income for the year	-	-	12,060	-	2,960	(846)	-	14,174	(3,133)	11,041
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries to
non-controlling interests	-	-	-	-	-	-	5,439	5,439	5,374	10,813
Purchase of shares in subsidiaries from
non-controlling interests	-	-	-	-	-	-	667	667	254	921
Issuance of ordinary shares	2,010	5,797	-	-	-	-	-	7,807	-	7,807
Options exercise	8	11	-	-	-	-	-	19	-	19
Share-based payments	-	8	-	-	-	-	-	8	-	8
Balance as at
December 31, 2019	21,998	64,160	12,818	(1,736)	4,356	(1,073)	6,106	106,629	937	107,566

For the three months
ended December 31, 2019 (Unaudited):
Balance as at
September 30, 2019	21,998	64,155	(865)	(1,736)	5,097	4,472	6,106	99,227	7,303	106,530
Profit (loss) for the period	-	-	13,683	-	-	-	-	13,683	(99)	13,584
Other comprehensive loss for the period	-	-	-	-	(741)	(5,545)	-	(6,286)	(6,267)	(12,553)
Total comprehensive income for the period	-	-	13,683	-	(741)	(5,545)	-	7,397	(6,366)	1,031
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	5	-	-	-	-	-	5	-	5
Balance as at
December 31, 2019	21,998	64,160	12,818	(1,736)	4,356	(1,073)	6,106	106,629	937	107,566

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (in thousands) (cont’d)

									Non- controlling Interests	Total Equity
			Attributable to shareholders of the Company
	Share capital	Share premium	Retained earnings	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total
	Convenience translation into US$ (exchange rate as at December 31, 2020: euro 1 = US$ 1.227)
For the year ended
December 31, 2020 (Audited):
Balance as at January 1, 2020	26,987	78,711	15,725	(2,130)	5,343	(1,316)	7,491	130,811	1,151	131,962
Profit (loss) for the year	-	-	(5,676)	-	-	-	-	(5,676)	(1,892)	(7,568)
Other comprehensive loss for the year	-	-	-	-	(654)	1,735	-	1,081	1,720	2,801
Total comprehensive loss for the year	-	-	(5,676)	-	(654)	1,735	-	(4,595)	(172)	(4,767)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	3,783	22,316	-	-	-	-	-	26,099	-	26,099
Options exercise	25	-	-	-	-	-	-	25	-	25
Share-based payments	-	61	-	-	-	-	-	61	-	61
Balance as at
December 31, 2020	30,795	101,088	10,049	(2,130)	4,689	419	7,491	152,401	979	153,380

For the three months
ended December 31, 2020 (Unaudited):
Balance as at September 30, 2020	30,795	101,061	10,314	(2,130)	3,634	1,367	7,491	152,532	2,391	154,923
Profit (loss) for the year	-	-	(265)	-	-	-	-	(265)	(318)	(583)
Other comprehensive loss for the year	-	-	-	-	1,055	(948)	-	107	(1,094)	(987)
Total comprehensive loss for the year	-	-	(265)	-	1,055	(948)	-	(158)	(1,412)	(1,570)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	-	-	-	-	-	-	-	-	-	-
Options exercise	-	-	-	-	-	-	-	-	-	-
Share-based payments	-	27	-	-	-	-	-	27	-	27
Balance as at
December 31, 2020	30,795	101,088	10,049	(2,130)	4,689	419	7,491	152,401	979	153,380

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flow (in thousands)

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2020	2019	2020	2019	2020	2020
	Unaudited		Audited		Unaudited	Audited
	€ in thousands				Convenience Translation into US$*
Cash flows from operating activities
Profit for the period	(475)	13,584	(6,168)	9,784	(582)	(7,568)
Adjustments for:
Financing expenses, net	1,344	3,541	3,634	8,153	1,648	4,458
Capital gain	-	(18,770)	-	(18,770)	-	-
Depreciation and amortization	731	1,702	2,975	6,416	897	3,650
Share-based payment transactions	22	5	50	8	27	61
Share of profits of equity accounted investees	380	(704)	(1,525)	(3,086)	466	(1,871)
Payment of interest on loan from an equity accounted investee	-	-	582	370	-	714
Change in trade receivables and other receivables	(3,137)	1,305	(3,868)	403	(3,848)	(4,745)
Change in other assets	(205)	(480)	179	(1,950)	(251)	220
Change in receivables from concessions project	203	200	1,426	1,329	249	1,749
Change in accrued severance pay, net	-	1	-	9	-	-
Change in trade payables	529	47	190	461	649	233
Change in other payables	(2,063)	2,646	(1,226)	5,336	(2,531)	(1,504)
Income tax expense (tax benefit)	(285)	(1,200)	(125)	(287)	(350)	(153)
Income taxes paid	(31)	(81)	(119)	(100)	(38)	(146)
Interest received	761	438	2,075	1,719	934	2,546
Interest paid	(1,325)	(2,846)	(3,906)	(6,083)	(1,625)	(4,792)
	(3,076)	(14,196)	342	(6,072)	(3,773)	420
Net cash from (used in) operating activities	(3,551)	(612)	(5,826)	3,712	(4,355)	(7,148)
Cash flows from investing activities
Acquisition of fixed assets	(24,742)	(18,752)	(128,420)	(74,587)	(30,353)	(157,543)
Acquisition of subsidiary, net of cash acquire	(7,464)	-	(7,464)	(1,000)	(9,157)	(9,157)
Compensation as per agreement with Erez Electricity Ltd.	-		1,418	-	-	1,740
Repayment of loan from an equity accounted investee	55	-	1,978	-	67	2,427
Loan to an equity accounted investee	(181)	-	(181)	-	(222)	(222)
Proceeds from sale of investments	-	34,586	-	34,586	-	-
Advances on account of investments	-		(1,554)	-	-	(1,906)
Proceeds from marketable securities	436		1,800	-	535	2,208
Acquisition of marketable securities	(1,481)	-	(1,481)	-	(1,817)	(1,817)
Proceeds from settlement of derivatives, net	-	-	-	532	-	-
Proceed (investment) in restricted cash, net	742	(22,140)	23,092	(26,003)	910	28,329
Investment in short term deposit	84	-	(1,323)	(6,302)	103	(1,623)
Repayment (grant) Loan to others	-	-	-	3,912	-	-
Cash flows from financing activities	(32,551)	(6,306)	(112,135)	(68,862)	(39,934)	(137,564)
Repayment of long-term loans and finance lease obligations
Repayment of Debentures	2,224		2,544	-	2,728	3,121
Proceeds from options	(1,193)	212	(3,959)	(5,844)	(1,464)	(4,857)
Sale of shares in subsidiaries to non-controlling interests	-	(5,304)	(26,923)	(9,836)	-	(33,029)
Acquisition of shares in subsidiaries from non-controlling interests	(734)	(12,218)	(734)	(12,218)	(900)	(900)
Issuance of ordinary shares	-	-	20	19	-	25
Proceeds from long term loans	-	-	-	13,936	-	-
Proceeds from issuance of Debentures, net	-	-	-	(2,961)	-	-
Net cash from (used in) financing activities	-		21,275	7,807	-	26,100
	9,520	212	111,357	59,298	11,679	136,611
Effect of exchange rate fluctuations on cash and cash equivalents	38,057	-	38,057	22,317	46,688	46,688
Increase (decrease) in cash and cash equivalents	47,874	(18,744)	141,637	72,518	58,731	173,759
Cash and cash equivalents at the beginning of the period
Cash and cash equivalents at the end of the period	1,084	(637)	(1,340)	259	1,330	(1,646)

* Convenience translation into US$ (exchange rate as at December 31, 2020: euro 1 = US$ 1.227)

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Profit (Loss) to EBITDA (in thousands)

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2020	2019	2020	2019	2020	2020
	Unaudited
	€ in thousands				Convenience Translation into US$*
Net profit (loss) for the period	(475)	13,584	(6,168)	9,784	(583)	(7,568)
Financing expenses, net	1,344	3,541	3,634	8,153	1,648	4,458
Taxes on income (tax benefit)	(285)	(1,200)	(125)	(287)	(350)	(153)
Depreciation and amortization	731	1,702	2,975	6,416	897	3,650
EBITDA	1,315	17,627	316	24,066	1,612	387

* Convenience translation into US$ (exchange rate as at December 31, 2020: euro 1 = US$ 1.227)

Information for the Company’s Debenture Holders

Pursuant to the Deeds of Trust governing the Company’s Series C and Series D Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Item 5.B of the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission on April 7, 2020 and below.

Net Financial Debt

As of December 31, 2020, the Company’s Net Financial Debt (as such term is defined in the Deeds of Trust of the Company’s Debentures) was approximately €6.2 million (consisting of approximately €207.9 million of short-term and long-term debt from banks and other interest bearing financial obligations and approximately €82.7 million in connection with the Series C Debentures issuances (in July 2019 and October 2020), net of approximately €76.7 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €207.7 million* of project finance and related hedging transactions of the Company’s subsidiaries).
_____________________________
* The project finance amount deducted from the calculation of Net Financial Debt includes project finance obtained from various sources, including financing entities and the minority shareholders in project companies held by the Company (provided in the form of shareholders’ loans to the project companies).

Information for the Company’s Series C Debenture Holders
The Deed of Trust governing the Company’s Series C Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for two consecutive quarters is a cause for immediate repayment. As of December 31, 2020, the Company was in compliance with the financial covenants set forth in the Series C Deed of Trust as follows: (i) the Company’s shareholders’ equity was approximately €127.7 million and (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s consolidated shareholders’ equity plus the Net Financial Debt) was 4.7% and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA(1) was 1.8.
______________________________________________
(1) The term “Adjusted EBITDA” is defined in the Series D Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef project, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series D Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series D Deed of Trust). The Series D Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series D Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

The following is a reconciliation between the Company’s profit (loss) and the Adjusted EBITDA (as defined in the Series C Deed of Trust) for the four-quarter period ended December 31, 2020:

For the four quarter period ended December 31, 2020
Unaudited
€ in thousands
Profit (loss) for the period	(6,168)
Financing expenses, net	3,634
Taxes on income	(125)
Depreciation	2,975
Adjustment to revenues of the Talmei Yosef project due to calculation based on the fixed asset model	3,023
Share-based payments	50
Adjusted EBITDA as defined the Series C Deed of Trust	3,389

Information for the Company’s Series D Debenture Holders

The Deed of Trust governing the Company’s Series D Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series D Deed of Trust is a cause for immediate repayment. As of December 31, 2020, the Company was in compliance with the financial covenants set forth in the Series D Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series D Deed of Trust) was approximately €117.5 million and (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s consolidated shareholders’ equity plus the Net Financial Debt) was 5.1% and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA (as defined in the Series D Deed of Trust(1)) was 1.6.
______________________________________________
(1) The term “Adjusted EBITDA” is defined in the Series D Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef project, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series D Deed of Trust) occured in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series D Deed of Trust). The Series D Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series D Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

The following is a reconciliation between the Company’s profit (loss) and the Adjusted EBITDA (as defined in the Series D Deed of Trust) for the four-quarter period ended December 31, 2020:

For the four quarter period ended December 31, 2020
Unaudited
€ in thousands
Profit (loss) for the period	(6,168)
Financing expenses, net	3,634
Taxes on income	(125)
Depreciation	2,975
Adjustment to revenues of the Talmei Yosef project due to calculation based on the fixed asset model	3,023
Share-based payments	50
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters*	384
Adjusted EBITDA as defined the Series D Deed of Trust	3,773
________________________
* Based on the internal calculation of EBITDA of the biogas plant in Gelderland, the Netherlands since the acquisition date (December 1, 2020). These results were not included in the profit and loss statement of the Company for the year ended December 31, 2020.